Arf 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003108

SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASH, D.C. 365 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnson Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Ampthill Road
(No. and Street)

Richmond, Virginia 23226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Johnson (804) 285-5600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheely Burcham Eddins Rokenbrod & Carroll
(Name — *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 203 Richmond, VA 23226
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, Charles M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles M. Johnson
Signature

Manager
Title

Sandra J. Woodard
Notary Public

My commission expires 8/31/02

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on Internal Control required by SEC Ruling 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEELY BURCHAM EDDINS
ROKENBROD & CARROLL
A PROFESSIONAL CORPORATION
Certified Public Accountants & Consultants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7200 GLEN FOREST DRIVE
RICHMOND, VIRGINIA 23226

TELEPHONE (804) 282-2121
FACSIMILE (804) 288-5606
WEB SITE www.cberc.com

Board of Directors
Johnson Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Johnson Capital, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland / Cheely Buchanan Edens Cobb & Carroll

February 11, 2002

Financial Statements

JOHNSON CAPITAL, LLC

December 31, 2001 and 2000

Financial Statements

JOHNSON CAPITAL, LLC

December 31, 2001 and 2000

CHEELY BURCHAM EDDINS
ROKENBROD & CARROLL
A PROFESSIONAL CORPORATION
Certified Public Accountants & Consultants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7200 GLEN FOREST DRIVE
RICHMOND, VIRGINIA 23226

TELEPHONE (804) 282-2121
FACSIMILE (804) 288-5606
WEB SITE www.cberc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Johnson Capital, LLC

We have audited the accompanying statements of financial condition of Johnson Capital, LLC (the "Company") as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Capital, LLC at December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Cheely Burcham Eddins Rokenbrod & Carroll

February 11, 2002

STATEMENTS OF FINANCIAL POSITION

JOHNSON CAPITAL, LLC

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 7,594	$ 241,086
Accounts receivable	395,281	280,264
Investments	127,009	109,646
TOTAL CURRENT ASSETS	529,884	630,996
Furniture and equipment, at cost, less accumulated depreciation of $5,937 at December 31, 2001 and $1,662 at December 31, 2000	20,618	13,199
	$ 550,502	$ 644,195
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 93,146	$ 5,836
MEMBER'S EQUITY	457,356	638,359
	$ 550,502	$ 644,195

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

JOHNSON CAPITAL, LLC

December 31, 2001

NOTE A—ORGANIZATION AND NATURE OF BUSINESS

Company: Johnson Capital, LLC (the Company) is an introducing dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company introduces investors to various hedge funds and receives fees based on the performance of the fund and amount invested. The Company is a Virginia Limited Liability Company that is located in Richmond, Virginia.

Income Taxes: The Company is a limited liability company. In lieu of corporate income taxes, the Company's taxable income is included in the member's individual tax return. Therefore, no liability for federal or state taxes has been included in this financial statement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to forty years.

Use of Estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains its cash deposits in an uninsured money market account.

Reclassification: Certain amounts in the 2000 financial statements have been reclassed to conform to the 2001 presentation.

NOTE B—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $171,256, which was $165,046 in excess of its required net capital. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was fifty-four percent.

NOTE C—OTHER REGULATORY REQUIREMENTS

The Company maintains special accounts for the Exclusive Benefit of customers and is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15-c3-3 under Section (k)(2)(i).

NOTE D—INVESTMENTS

The carrying amount of the equity security classified as available for sale in the statement of financial position was $100,000 at December 31, 2001. The approximate fair market value at December 31, 2001 and 2000 was $127,009 and $109,646, respectively. The unrealized gain included in the statement of changes in member's equity as a component of comprehensive income was $17,363 at December 31, 2001 and $9,646 at December 31, 2000.

NOTE E—LEASE

The Company leases a vehicle under a noncancellable operating lease that expires in 2003. Lease expense was $16,506 and $5,502, respectively, for the years ended December 31, 2001 and 2000. The future minimum lease payments under the lease at December 31, 2001 are as follows:

2002	$16,506
2003	11,004

NOTE F—PENSION PLAN

A money purchase pension plan was adopted in 2001 for employees who have met certain service requirements. The Company must contribute an amount equal to 21% of participants' compensation to the plan each year. Money purchase pension plan expense was $68,000 in 2001. The Company's funding policy is to make contributions as accrued.